Exhibit 99.1

Foresight Announces Third Quarter 2023 Financial Results

NESS ZIONA, Israel — November 22, 2023 — Foresight Autonomous Holdings Ltd., an innovator in automotive vision systems (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), today reported financial results for the three and nine months ended September 30, 2023. Foresight ended the third quarter with $14.2 million in cash, cash equivalents and restricted cash.

The Company reported revenues of $304,000, compared to revenues of $203,000 for the third quarter of 2022, reflecting an increase of 50%. The Company reported a U.S. generally accepted accounting principles (GAAP) net loss of $4.2 million and a non-GAAP net loss of $3.8 million for the third quarter of 2023, compared to a GAAP net loss of $5.7 million and a non-GAAP net loss of $5.3 million for the third quarter of 2022, reflecting a decrease of 26% and 28%, respectively. A reconciliation between GAAP net loss and non-GAAP net loss is provided in the financial statements that are part of this release.

Third Quarter and Recent Corporate Highlights:

●	Foresight Signs Exclusive Agreement with Elbit Systems to Commercialize Software for Autonomous and Semi-autonomous Defense Systems: In July 2023, Foresight announced an exclusive commercialization agreement with Elbit Systems Land Ltd. (“Elbit”) for the integration, marketing, and licensing of Foresight’s image processing software solution. Pursuant to the agreement, Elbit will commercialize Foresight’s software solution, exclusively and globally, in the form of a software license. Foresight began to recognize revenues from the agreement during the third quarter of 2023. The Company expects revenues of up to $4 million over a contractual period of five years, with minimum guaranteed revenues of $1 million over that period.

●	Foresight Partners with Fortune 500 Industrial Equipment Manufacturer for POC Project: In August 2023, Foresight was selected by the Chinese subsidiary of a Fortune 500 company, and of one of the world’s leading manufacturers of industrial equipment, heavy machinery, construction, and mining equipment for a paid proof of concept (POC) project. The subsidiary of the Fortune 500 company selected Foresight’s technology over other three-dimensional (3D) perception vision solutions due to its accurate, high-resolution point cloud and all object detection capabilities in harsh weather, environments, and lighting conditions. A successful POC project may lead the industrial equipment manufacturer to integrate Foresight’s technology into its construction and mining trucks.

●	Foresight Signs Agreement with Leading Global Vehicle Manufacturer for Two POC Projects: During the third quarter of 2023, Foresight announced the signing of an agreement for two POC projects with a leading global vehicle manufacturer. The two POC projects will evaluate Foresight’s automatic camera calibration and stereo vision enhancement solutions. The vehicle manufacturer will also assess Foresight’s Mono2Stereo™ perception enhancement solution to be used together with its existing mono cameras which have different fields of view. Upon successful completion of the projects, the vehicle manufacturer may integrate Foresight’s technology into its passenger vehicles.

●	Eye-Net Mobile Announces Collaboration with SoftBank to Introduce Cross-Collision V2X Solution: Eye-Net Mobile Ltd. (“Eye-Net” or “Eye-Net Mobile”), a wholly owned subsidiary of Foresight, announced an agreement for a paid POC project with SoftBank Corp. (“Softbank”), a Japan-based telecommunications and IT operator. The POC project is part of a multiphase work plan which could potentially lead to a commercial deployment of Eye-Net’s solutions in the Japanese market. SoftBank’s multiple business partners include vehicle manufacturers, third-party applications, local authorities, and insurance companies. The POC project aims to validate the integration of Eye-Net’s server-side technology with SoftBank’s multi-access edge computing (MEC) infrastructure.

●	Foresight Announces Multi-Phase Partnership with Leading Global Electric Vehicle (EV) Manufacturer: In September 2023, Foresight announced the signing of a multi-phase cooperation agreement with a leading Chinese original equipment manufacturer (OEM) specializing in EVs, rechargeable batteries and related products. The first phase of the agreement consists of a POC project to evaluate Foresight’s 3D perception capabilities for possible enhancement of the OEM’s current automotive vision solution. Upon successful completion of the POC project, the parties intend to negotiate a definitive commercial agreement for the joint development, integration, and commercialization of Foresight’s technology into the OEM’s automotive vision systems.

“Foresight continues to make important strides in both the defense and automotive industries, as demonstrated by our significant milestones recorded during the third quarter,” commented Haim Siboni, chief executive officer of Foresight. “We believe that our global exclusive commercialization agreement with Elbit, one of the world’s leading integrators for the defense industry, demonstrates the exceptional quality of our vision systems for defense applications. This software license agreement has the potential to significantly accelerate the commercialization of our solutions, both for semi and fully autonomous platforms, in the defense, paramilitary and homeland security markets.

“We continue to execute our strategy of developing joint projects with leading automotive and OEM manufacturers around the world. We announced multiple new POC projects with global Chinese manufacturers during the third quarter, expanding our presence in this significant market. The third quarter also saw a breakthrough achievement for Eye-Net Mobile, our fully owned subsidiary, as the Company announced a paid POC project with SoftBank, one of Japan’s most important companies. In the fourth quarter of 2023, we expect to build on these successes and enhance our global expansion.”

Three months ended September 30, 2023, Financial Results

●	Revenues for the three months ended September 30, 2023, amounted to $304,000, compared to $203,000 for the three months ended September 30, 2022. The revenues were generated primarily from the commercialization agreement of the Company with Elbit and from a successful POC agreement of Eye-Net Mobile with SoftBank for a Cross-Collision prevention V2X solution utilizing 5G MEC.

●	Research and development (R&D) expenses, net for the three months ended September 30, 2023, were $2,886,000 compared to $3,001,000 for the three months ended September 30, 2023. The decrease is mainly attributed to a decrease in expenses relating to subcontractors and consultants in the amount of $72,000.

●	Sales and marketing (S&M) expenses for the three months ended September 30, 2023, were $460,000, compared to $530,000 for the three months ended September 30, 2022. The decrease is mainly attributed to a decrease in payroll and related expenses in the amount of $70,000.

●	General and administrative (G&A) expenses for the three months ended September 30, 2023, were $872,000, compared to $877,000 for the three months ended September 30, 2022.

●	Finance expenses, net for the three months ended September 30, 2023, were $209,000, compared to finance expenses, net of $1,420,000 for the three months ended September 30, 2022. Finance expenses, net for the three months ended September 30, 2023, consisted of finance expenses from the revaluation of the Company’s investment in Rail Vision Ltd. (“Rail Vision”) to its fair value in the amount $31,000, compared to finance expenses from the revaluation of the Company’s investment in Rail Vision to its fair value in the amount $686,000 in the three months ended September 30, 2022, by finance expenses from exchange rate differences in the amount of $354,000, compared to finance expenses from exchange rate differences in the amount of $956,000 in the three months ended September 30, 2022, offset by interest income and other income in the amount of $176,000, compared to interest income and other income in the amount of $222,000 in the three months ended September 30, 2022.

●	The GAAP net loss for the three months ended September 30, 2023, was $4,206,000, or $0.01 per ordinary share, compared to the GAAP net loss of $5,716,000, or $0.02 per ordinary share, for the three months ended September 30, 2022.

●	The non-GAAP net loss for the three months ended September 30, 2023, was $3,781,000, or $0.01 per ordinary share, compared to the non-GAAP net loss of $5,283,000, or $0.02 per ordinary share, for the three months ended September 30, 2022. A reconciliation between GAAP net loss and non-GAAP net loss is provided in the financial statements that are part of this release.

Nine months ended September 30, 2023, Financial Results

●	R&D expenses, net for the nine months ended September 30, 2023, were $9,155,000, compared to $8,499,000 in the same period last year. The increase is mainly attributable to an increase in payroll and related expenses in the amount of $607,000.

●	S&M expenses for the nine months ended September 30, 2023, were $1,648,000, compared to $1,759,000 in the same period last year. The decrease is mainly attributable to a decrease in payroll and related expenses in the amount of $158,000, and to a decrease in consultant expenses in the amount of $108,000.

●	G&A expenses for the nine months ended September 30, 2023, were $2,445,000, compared to $2,902,000 in the same period last year. The decrease is mainly attributable to a decrease in professional services in the amount of $208,000 and from a decrease in payroll and related expenses in the amount of $110,000.

●	Finance expenses, net for the nine months ended September 30, 2023, were $1,864,000, compared to $4,939,000 in the same period last year. The decrease is mainly attributable to expenses from the revaluation of the Company’s investment in Rail Vision to its fair value in the amount of $1,575,000 for the nine months ended September 30, 2023, compared to expenses from the revaluation of the Company’s investment in Rail Vision to its fair value in the amount of $3,475,000 in the same period last year, and from exchange rate differences in the amount of $948,000 for the nine months ended September 30, 2023, compared to exchange rate difference in the amount of $1,570,000 in the same period last year.

●	The GAAP net loss for the nine months ended September 30, 2023, was $14,857,000, or $0.05 per ordinary share, compared to the GAAP net loss of $17,856,000, or $0.06 per ordinary share, in the same period last year.

●	The non-GAAP net loss for the nine months ended 2023 was $13,675,000, or $0.04 per ordinary share, compared to the non-GAAP net loss of $16,473,000 or $0.05 per ordinary share, in the same period last year. A reconciliation between the GAAP net loss and the non-GAAP net loss is provided following the financial statements that are part of this release.

Balance Sheet Highlights

●	Cash, restricted cash, and short-term deposits totaled $14.2 million as of September 30, 2023, compared to $26.5 million as of December 31, 2022.

●	GAAP shareholders’ equity totaled $15.2 million as of September 30, 2023, compared to $28.8 million as of December 31, 2022. The decrease is mainly attributed to the net loss for the period.
●	The Company maintains an at-the-market facility pursuant to a sales agreement it executed on January 22, 2021. During the three months ended September 30, 2023, the Company utilized sales in the amount of $137,000, net of issuance costs.

Use of Non-GAAP Financial Results

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), the Company’s earnings release contains non-GAAP financial measures of net loss for the period that exclude the effect of stock-based compensation expenses. The Company’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of the Company’s ongoing operations. Management also uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. The non-GAAP financial measures disclosed by the Company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. Reconciliations between GAAP measures and non-GAAP measures are provided later in this press release.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the timing and expected revenues from its exclusive agreement with Elbit, that its successful POC project with the Chinese subsidiary of a Fortune 500 company may lead the industrial equipment manufacturer to integrate Foresight’s technology into its construction and mining trucks, the potential for Eye-Net’s POC project with SoftBank to culminate in the commercial deployment of Eye-Net’s solutions in the Japanese market, its belief that its agreement with Elbit demonstrates the exceptional quality of its vision systems for defense applications, and that its software license agreement has the potential to significantly accelerate the commercialization of its solutions, both for semi and fully autonomous platforms, in the defense, paramilitary and homeland security markets, and that it expects to build on its successes and enhance its global expansion in the fourth quarter of 2023. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	As of September 30, 2023	As of September 30, 2022	As of December 31, 2022
ASSETS

Current assets:
Cash and cash equivalents	$14,104	$12,435	$19,173
Restricted cash	94	101	102
Short-term deposits	-	17,742	7,216
Marketable equity securities	2	3	2
Other current receivables	919	1,000	842
Total current assets	15,119	31,281	27,335

Non-current assets:
Operating lease right of use asset	1,929	2,278	2,156
Marketable equity securities	1,229	1,536	2,804
Fixed assets, net	524	625	598
	3,682	4,439	5,558
Total assets	$18,801	$35,720	$32,893
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Trade payables	$251	$228	$315
Operating lease liability	443	537	527
Other accounts payables	1,649	1,230	1,792
Total current liabilities	2,343	1,995	2,634

Non-current liabilities:
Operating lease liability	1,214	1,565	1,476

Total liabilities	3,557	3,560	4,110

Shareholders’ equity:

Ordinary shares of NIS 0 par value;	-	-	-
Additional paid-in capital	130,996	129,417	129,810
Accumulated deficit	(116,337)	(97,660)	(101,480)
Total Foresight Autonomous Holdings Ltd. shareholders’ equity	14,659	31,757	28,330
Non-controlling interest	585	403	453
Total equity	15,244	32,160	28,783

Total liabilities and shareholders’ equity	$18,801	$35,720	$32,893

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,
	2023	2022	2023	2022
Revenues	359	451	304	203

Cost of revenues	(104)	(208)	(83)	(91)

Gross Profit	255	243	221	112

Research and development expenses, net	(9,155)	(8,499)	(2,886)	(3,001)

Sales and marketing	(1,648)	(1,759)	(460)	(530)

General and administrative	(2,445)	(2,902)	(872)	(877)

Operating loss	(12,993)	(12,917)	(3,997)	(4,296)

Finance expenses, net	(1,864)	(4,939)	(209)	(1,420)

Net loss	(14,857)	(17,856)	(4,206)	(5,716)

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,
	2023	2022	2023	2022

Net cash used in operating activities
Loss for the Period	(14,857)	(17,856)	(4,206)	(5,716)

Adjustments to reconcile loss to net cash used in operating activities:	3,524	4,753	855	720

Net cash used in operating activities	(11,333)	(13,103)	(3,351)	(4,996)

Cash Flows from Investing Activities
Changes in short-term deposits	7,216	(230)	663	(7,238)
Investment in marketable securities	-	(1,001)	-	-
Purchase of fixed assets	(115)	(282)	(14)	(33)

Net cash provided by (used in) investing activities	7,101	(1,513)	649	(7,271)

Cash flows from Financing Activities:
Issuance of ordinary shares, net of issuance expenses	137	-	137	-
Net cash provided by financing activities	137	-	137	-

Effect of exchange rate changes on cash and cash equivalents	(982)	(1,036)	(367)	(323)

Increase (decrease) in cash, cash equivalents and restricted cash	(5,077)	(15,652)	(2,932)	(12,590)
Cash, cash equivalents and restricted cash at the beginning of the period	19,275	28,188	17,130	25,126

Cash, cash equivalents and restricted cash at the end of the period	14,198	12,536	14,198	12,536

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

Adjustments to reconcile loss to net cash used in operating activities:	Nine months ended September 30,		Three months ended September 30,
	2023	2022	2023	2022
Share-based payment	1,182	1,383	425	433
Depreciation	189	161	64	55
Revaluation of securities	1,575	3,485	31	689
Exchange rate changes on cash and cash equivalents	982	1,036	367	323

Changes in assets and liabilities:
Decrease (increase) in other receivables	294	(340)	(69)	(427)
Increase (decrease) in trade payables	(64)	(25)	9	(23)
Changes in operating lease liability	(486)	(312)	(320)	(20)
Increase (decrease) in other accounts payable	(148)	(635)	348	(310)
Adjustments to reconcile loss to net cash used in operating activities	3,524	4,753	855	720

SUPPLEMENTAL RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands

	Nine months ended September 30		Three months ended September 30,
	2023	2022	2023	2022
GAAP operating loss	(12,993)	(12,917)	(3,997)	(4,296)
Share-based Payment in cost of revenues	6	17	5	9
Share-based Payment in research and development	698	696	209	234
Share-based Payment in sales and marketing	100	163	27	34
Share-based Payment in general and administrative	378	507	184	156
Non-GAAP operating loss	(11,811)	(11,534)	(3,572)	(3,863)

GAAP net loss	(14,857)	(17,856)	(4,206)	(5,716)
Share-based Payment expenses	1,182	1,383	425	433
Non-GAAP net loss	(13,675)	(16,473)	(3,781)	(5,283)